UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

38246G108

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Thomas Holden

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-2355

May 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38246G108	Page 2

1.	Names of Reporting Persons. SLP Geology Aggregator, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 129,527,608
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 129,527,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,527,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), and is based on the number of shares of Class A common stock, $0.0001 par value per share (“Class A Common Stock”) of GoodRx Holdings, Inc. (the “Issuer”) outstanding, plus the number of shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”) of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 38246G108	Page 3

1.	Names of Reporting Persons. SLP Geology GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 129,527,608
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 129,527,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,527,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated pursuant to Rule 13d-3 of the Exchange Act, and is based on the number of shares of Class A Common Stock of the Issuer outstanding, plus the number of shares of Class B Common Stock of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 38246G108	Page 4

1.	Names of Reporting Persons. Silver Lake Technology Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 129,527,608
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 129,527,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,527,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Calculated pursuant to Rule 13d-3 of the Exchange Act, and is based on the number of shares of Class A Common Stock of the Issuer outstanding, plus the number of shares of Class B Common Stock of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 38246G108	Page 5

1.	Names of Reporting Persons. SLTA V (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 129,527,608
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 129,527,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,527,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated pursuant to Rule 13d-3 of the Exchange Act, and is based on the number of shares of Class A Common Stock of the Issuer outstanding, plus the number of shares of Class B Common Stock of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 5.

CUSIP NO. 38246G108	Page 6

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 129,527,608
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 129,527,608

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 129,527,608
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.2% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calculated pursuant to Rule 13d-3 of the Exchange Act, and is based on the number of shares of Class A Common Stock of the Issuer outstanding, plus the number of shares of Class B Common Stock of the Issuer beneficially owned by such Reporting Person, which are convertible on a one-for-one basis for shares of Class A Common Stock. Shares of Class A Common Stock and Class B Common Stock beneficially owned represent 33.0% of the total common stock of the Issuer. See Item 5.

EXPLANATORY NOTE

As disclosed on a Schedule 13G filed on February 12, 2021 by the Reporting Persons, SLP Geology Aggregator, L.P. beneficially owned 129,075,834 shares of Class A common stock of GoodRx Holdings, Inc. as of December 31, 2020. This Schedule 13D is being filed by the Reporting Persons, in connection with a purchase by SLP Geology Aggregator, L.P. of additional shares of Class A common stock. Going forward, Silver Lake Group, L.L.C. and the other Reporting Persons (as defined below) will be reporting beneficial ownership of securities of the Issuer on a Schedule 13D rather than a Schedule 13G.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of GoodRx Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2701 Olympic Boulevard, Santa Monica, California 90404 .

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”), each of which is a Delaware entity:

1. SLP Geology Aggregator, L.P. (“SLP Geology”),

2. SLP Geology GP, L.L.C. (“Geology GP”),

3. Silver Lake Technology Associates V, L.P. (“SLTA”),

4. SLTA V (GP), L.L.C. (“SLTA GP”), and

5. Silver Lake Group, L.L.C. (“SLG”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). The general partner of SLP Geology is Geology GP. The managing member of Geology GP is SLTA. The general partner of SLTA is SLTA GP. The managing member of SLTA GP is SLG. Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2. The principal business of SLP Geology is to invest in securities. The principal business of Geology GP is to serve as the general partner of SLP Geology and certain of its affiliates. The principal business of SLTA is to serve as the managing member of Geology GP and to manage investments through other partnerships and limited liability companies. The principal business of SLTA GP is to serve as the general partner of SLTA and to manage investments through other partnerships and limited liability companies. The principal business of SLG is to serve as the managing member of SLTA GP and to manage investments through other partnerships and limited liability companies. The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In October 2018, SLP Geology purchased from the Issuer 126,045,531 shares of redeemable convertible preferred stock for an aggregate purchase price of approximately $748.8 million. Immediately prior to the closing of the initial public offering of the Issuer, all shares of redeemable convertible preferred stock of the Issuer were converted automatically into an equal number of shares of common stock, which common stock was reclassified into an equal number of shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer immediately prior to the closing of the initial public offering of the Issuer.

On September 13, 2020, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with SLP Geology. Pursuant to the Purchase Agreement, SLP Geology purchased from the Issuer 3,030,303 shares of Class A Common Stock for a purchase price of $100 million at a price of $33.00 per share, which was the initial public offering price of a share of Class A Common Stock in the initial public offering of the Issuer.

During May 2021, SLP Geology purchased an additional 451,774 shares of Class A Common Stock in the open market, for an aggregate purchase price of $14,004,262 (excluding commissions), and in connection therewith, SLP Geology converted an aggregate of 50,199 shares of Class B Common Stock into shares of Class A Common Stock.

The funds required for the purchases by SLP Geology were provided through equity contributions from equityholders of SLP Geology.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the Class A Common Stock for investment purposes.

Mr. Greg Mondre, Co-CEO and a Managing Member of SLG, and Mr. Adam Karol, a Managing Director of SLG serve as a members of the board of directors of the Issuer.

Although the Reporting Persons do not currently have any specific plan or proposal to sell the Class A Common Stock, except as described herein, each Reporting Person, consistent with its investment purpose and subject to the agreements described in Item 6 below, at any time and from time to time may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer (including, without limitation, distributing some or all of such shares of Class A Common Stock to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring shares of Class A Common Stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Issuer, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

In their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management, the board of directors and the other Stockholders (as defined below) on operational, financial and strategic initiatives and may engage in communications with one or more other stockholders or other securityholders of the Issuer as well. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing stockholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 129,527,608 shares of the Issuer’s Class A Common Stock, consisting of 3,532,276 shares of Class A Common Stock and 125,995,332 shares of Class B Common Stock, which are convertible on a one-for-one basis for shares of Class A Common Stock, representing approximately 66.2% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The shares of Class A Common Stock beneficially owned represent approximately 33.0% of the total common stock of the Issuer (“Company Common Stock”), representing approximately 38.3% of the total voting power of Company Common Stock outstanding.

Calculations of beneficial ownership, voting power and ownership of total Company Common Stock described herein are based on 69,605,925 shares of Class A Common Stock and 323,339,193 shares of Class B Common Stock outstanding, which is based on (i) 69,555,726 shares of Class A Common Stock and 323,389,392 shares of Class B Common Stock outstanding as of May 10, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 14, 2021, plus (ii) the 50,199 shares of Class A Common Stock outstanding following the conversion of shares of Class B Common Stock by SLP Geology since May 10, 2021.

Holders of Class A Common Stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders and holders of Class B Common Stock are entitled to 10 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of the Issuer’s Class A Common Stock or upon the earliest to occur of (1) the first date on which the aggregate number of outstanding shares of Class B Common Stock ceases to represent at least 10% of the then-outstanding Company Common Stock, (2) the transfer of such share of Class B Common Stock, other than certain permitted transfers, or (3) September 25, 2027.

Certain of the Reporting Persons, Idea Men, LLC and certain affiliates of Francisco Partners and Spectrum Equity (collectively, the “Stockholders”) are parties to a Stockholders Agreement (the “Stockholders Agreement”) entered into in connection with the Issuer’s initial public offering, which contains, among other things, certain provisions relating to transfer of, and the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholders Agreement. Certain entities affiliated with the other Stockholders are separately making Schedule 13D filings reporting their beneficial ownership of shares of Class A Common Stock.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached hereto and incorporated herein by reference in response to this Item 5.

(c) Except as set forth in Annex B attached to this Schedule 13D, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Stockholders Agreement

In connection with the Issuer’s initial public offering, the Issuer entered into the Stockholders Agreement, dated September 22, 2020, with the Stockholders. Pursuant to the Stockholders Agreement, each Stockholder was granted nomination rights, agreed to vote all outstanding shares in favor of each other’s nominees and agreed to certain limitations on their ability to sell or transfer any shares of Class A Common Stock until the earlier of (x) the third anniversary of the closing of the initial public offering and (y) such time as such Stockholder beneficially owns less than 5% of the Company Common Stock outstanding and no longer has a director designee serving on the board of directors of the Issuer.

SLP Geology and its permitted transferees will have the right to nominate (i) three directors, if SLP Geology and its permitted transferees continue to beneficially own at least 20% of the aggregate number of shares of Company Common Stock outstanding immediately following the initial public offering and related transactions, one of whom must qualify as an independent director, (ii) two directors, if SLP Geology and its permitted transferees continue to beneficially own less than 20% but more than 10% of the aggregate number of shares of Company Common Stock outstanding immediately following the initial public offering and related transactions or (iii) one director, if SLP Geology and its permitted transferees continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of Company Common Stock outstanding immediately following the initial public offering and related transactions. Francisco Partners will have the right to nominate (i) two directors, if certain affiliates of Francisco Partners continue to beneficially own at least 10% of the aggregate number of shares of Company Common Stock outstanding immediately following the initial public offering and related transactions, or (ii) one director, if certain affiliates of Francisco Partners continue to beneficially own less than 10% but more than 5% of the aggregate number of shares of Company Common Stock outstanding immediately following the initial public offering and related transactions. Spectrum Equity will have the right to nominate one director, if certain affiliates of Spectrum Equity continue to beneficially own at least 5% of the aggregate number of shares of Company Common Stock outstanding immediately following the initial public offering and related transactions. Idea Men LLC will have the right to nominate two directors, if it continues to beneficially own at least 5% of the aggregate number of shares of Company Common Stock outstanding immediately following the initial public offering and related transactions. Idea Men LLC has the right under the Stockholders Agreement to fill vacant seats on the board of directors created as a result of any of the other Stockholders losing the right to designate such nominee under the Stockholders Agreement so long as Idea Men LLC beneficially own at least 5% of the aggregate number of outstanding shares of Company Common Stock, subject to the consent of such other Stockholder in certain circumstances. In addition, the Issuer and the Stockholders agreed to take all necessary action to nominate and elect two independent directors for so long as SLP Geology has the right to designate three directors and agreed to take all necessary action to nominate and elect three independent directors thereafter. The Issuer agreed to customary reimbursement and indemnification provisions in favor of the Stockholder nominees.

Under the Stockholders Agreement, the Stockholders also agreed to customary coordination provisions with respect to transfers following the Issuer’s initial public offering, including with respect to registered offerings, private placements, Rule 144 sales and partner distributions, subject, in each case, to certain exceptions.

Investor Rights Agreement

On October 12, 2018, the Issuer entered into an amended and restated investor rights agreement (the “Investor Rights Agreement”) with the Stockholders, pursuant to which the Issuer granted shelf registration rights, piggyback registration rights and demand registration rights to the Stockholders, for the resale under the Securities Act of 1933, as amended, of the Class A Common Stock held by them, subject to certain conditions set forth therein.

The foregoing descriptions of the Stockholders Agreement and the Investor Rights Agreement do not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.

Stockholders Agreement by and among GoodRx Holdings, Inc. and certain security holders of GoodRx Holdings, Inc., dated September 22, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 28, 2020).

C.

Amended and Restated Investor Rights Agreement by and between GoodRx Holdings, Inc. and certain security holders of GoodRx Holdings, Inc., dated October 12, 2018 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on September 22, 2020).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021

SLP Geology Aggregator, L.P.
By:	SLP Geology GP, L.L.C. its general partner
By:	Silver Lake Technology Associates V, L.P., its managing member
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLP Geology GP, L.L.C.
By:	Silver Lake Technology Associates V, L.P., its managing member
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Technology Associates V, L.P.
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

SLTA V (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
	Name:	Andrew J. Schader
	Title:	Managing Director and General Counsel

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock.

Annex B

Transactions during the past 60 days, all of which were transactions by SLP Geology.

Date	Number of Shares Acquired	Weighted Avg. Price Per Share	Price Range Per Share	Transaction
May 19, 2021	22,079	N/A	N/A	Acquisition upon conversion of Class B common stock
May 19, 2021	196,953	$ 29.8641	$29.42 to $30.41	Open market purchase
May 19, 2021	1,750	$ 30.4291	$30.42 to $30.46	Open market purchase
May 21, 2021	21,679	N/A	N/A	Acquisition upon conversion of Class B common stock
May 21, 2021	87,557	$ 31.0785	$30.57 to $31.56	Open market purchase
May 21, 2021	75,677	$ 32.0048	$31.57 to $32.56	Open market purchase
May 21, 2021	31,874	$ 32.6838	$32.57 to $32.91	Open market purchase
May 24, 2021	6,441	N/A	N/A	Acquisition upon conversion of Class B common stock
May 24, 2021	33,425	$32.3217	$31.62 to $32.615	Open market purchase
May 24, 2021	24,538	$32.7612	$32.62 to $32.94	Open market purchase

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock purchased at each separate price within the price ranges set forth on the table above.